

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 23, 2008

David Wehrhahn, Principal Executive Officer
SLAP, Inc.
565 Silvertip Road
Canmore, Alberta T1W 3K8

> **Re: SLAP, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 17, 2008**
> **File No. 333-151228**

Dear Mr. Wehrhahn:

We have reviewed your response letter dated June 17, 2008, and the amended filing, and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment to Form S-1 filed June 17, 2008

Delaying Amendment

1. We note your response to prior comment 1. The language used, however, does not satisfy the requirement of Rule 473(a) of Regulation C. Please revise your delaying amendment to conform to the language of Rule 473(a) of Regulation C, which is provided below:

    "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine."

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kristopher Natoli at (202) 551-3650 or, in his absence, Carmen Moncada-Terry at (202) 551-3687 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: W. Scott Lawler, Esq